Exhibit 99.4

October 16, 2020

Consent of Torys LLP

We hereby consent to the reference to our name under the headings “Interests of Experts” and “Legal Matters” and to the reference to our name and to the use of our opinions under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated October 8, 2020 relating to the offering by Brookfield Finance Inc. of US$400,000,000 of aggregate principal amount of its 4.625% Subordinated Notes due October 16, 2080 relating to the Registration Statement on Form F-10 (File Nos. 333-249132 and 333-249132-01). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Torys LLP